                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The Board of Directors approves Q1 2005 financial results with IAS/IFRS accounting standards

Group revenues 7,104 million euro +4.4% compared to Q1 2004; organic growth +4.7%

Consolidated net Income 656 million euro

+10.3% compared to Q1 2004

In the first quarter net financial debt reduced by over 3 billion euro from post TIM PTO level

Wireline revenues 4,350 million euro  +1.3% compared to Q1 2004;

 organic growth +1.6%

End-April Broadband accesses over 5 million, of these 4,435,000 in Italy

TELECOM ITALIA GROUP

REVENUES 7,104 MILLION EURO +4.4% COMPARED TO Q1 2004; ORGANIC GROWTH +4.7%

EBITDA 3,302 MILLION EURO +3.8% COMPARED TO Q1 2004;

ORGANIC GROWTH +4.3%

EBIT 2,038 MILLION EURO

 IN LINE WITH Q1 2004 (2,049 MILLION EURO) ORGANIC GROWTH +0,9%

NET INCOME 656 MILLION EURO +10.3% COMPARED TO Q1 2004

NET FINANCIAL DEBT 43,502 MILLION EURO ON 31 MARCH 2005

 REDUCED BY OVER 3 BILLION EURO SINCE TIM PTO

Milan, 9 May 2005 – The Board of Directors of Telecom Italia, chaired by Marco Tronchetti Provera, met today and approved the quarterly report for the period ended 31 March 2005.

TELECOM ITALIA GROUP

The financial results of the Telecom Italia Group in the first quarter 2005 and the related periods of comparison have been reclassified under the IAS/IFRS accounting standards. Figures used for comparison  have been restaded  to take into account activities sold or in the process of being sold (discontinued operations): Entel Chile Group, Finsiel Group, Digitel Venezuela and TIM Hellas. In the first quarter of 2005, Databank, Televoice, Innovis and Cell-Tel left the area of consolidation.

Revenues in the first quarter of 2005 amounted to 7,104 million euro, up 4.4% compared to the first quarter of 2004 (6,806 million euro). Excluding the positive effect of exchange-rate variations and the negative effect of changes to the scope of consolidation, organic growth was 4.7% (+316 million euro). Growth stemmed from increases in revenues at the mobile business unit, due to the positive contribution of activities in Brazil and the positive performance of Value Added Services on the domestic market, and from the wireline business unit’s successful development of the Broadband market in Italy and in the rest of Europe.

EBITDA (operating result before depreciation and amortisation, capital gains/losses and revaluations/writedowns of non-current activities) was 3,302 million euro, up 3.8% compared to the first quarter of 2004 (3,182 million euro). Excluding exceptional items, organic growth was 4.3% (+138 million euro). EBITDA margin was 46.5% (46.8% in Q1 2004).

EBIT (operating result) was 2,038 million euro (2,049 million euro in the first quarter of 2004). Excluding the effect of exchange-rate variations, changes to the scope of consolidation, and exceptional items, organic growth was 0.9% (+19 million euro). The result was impacted by the increase in the level of amortisation and depreciation generated by investments made in the previous year. EBIT margin in the first quarter of 2005 was 28.7% (30.1% in the first quarter 2004).

Consolidated net income was 656 million euro (827 million euro before minority interests), up 10.3% compared to the first quarter of 2004 (595 million euro, 851 million euro before minority interests).

Capital expenditure totalled 918 million euro, up 110 million euro compared to the first quarter 2004. The value of all investments was 14,789 million euro, of which 13,832 million associated with the merger of Telecom Italia and TIM.

Net financial debt was 43,502 million euro at the end of March 2005 (32,862 at end of March 2004).

The increase in net debt, resulting from the purchase of TIM shares, both ordinary and savings, tendered during the PTO (13,832 million euro) was cut by over 3 billion euro in the first 3 months of 2005. This was due to the partial conversion of the 2001/2010 Bond and the exercise of stock options (together -1,760 million euro), as well as to the disposal of non-strategic participations, such as Entel Chile and C-Mobil (-1,093 million euro), and to net cash flow generated during this period (-1,296 million euro).

At the end of March 2005, Telecom Italia Group headcount stood at 87,180 (80,868 excluding discontinued operations). At the end of March 2004, Group headcount was 93,041 (82,021 excluding discontinued operations).

BUSINESS UNIT RESULTS

First quarter 2005 data for TIM and Telecom Italia Media were published in press releases on 5 May and 6 May, respectively, following the Board Meetings which approved them. The Group’s IT operations are no longer reported separately, as they have been integrated into the Wireline business unit and other activities, following the merger of IT Telecom and Telecom Italia at the end of 2004.

WIRELINE

The Wireline business unit includes the group’s Internet activities, which were sold to Telecom Italia by TIMedia in 2005.

Revenues totalled 4,350 million euro, up 1.3% compared to the first quarter of 2004 (4,294 million euro); organic growth, excluding the effects of exchange rate variations and changes  to the scope of consolidation, was 1.6% (+68 million euro).

This increase was due to the successful development of the Broadband market and innovative services and products, coupled with the stabilization of the core voice-telephony market and the development of the European Broadband Project.

The core voice-telephony segment diminishes at a progressively slower rate as VAS and innovative terminals offset declines in voice traffic and traditional accesses. The portfolio of Tutto 4 Star and Chat SMS VAS at the end of April, 2005, counted 2,339,000  units while the portfolio of innovative terminals (Aladino and Videotelefono) stood at 2,169,000 units at the end of April.

Revenues in the Internet segment totalled 295 million euro, an increase of 19.9% compared to the first quarter of 2004 due to sustained growth in ADSL revenues (+84 million euro and +66.1% compared to the first quarter of 2004).

The Wireline unit’s total portfolio of Broadband customers, at the end of April 2005, stood at 5,003,000 customers including 4,435,000 accesses in Italy (+425,000 compared to the end of 2004) and 568,000 in the rest of Europe (+148,000 compared to the end of 2004).

Revenues in the Business Data segment amounted to 475 million euro, an increase of 6.7% compared to the first quarter of 2004. This increase is driven, in particular, by strong development of Data VAS (Web Services and Outsourcing) which saw an increase of 41 million euro (+62.1%) compared to the first quarter of 2004 and innovative data transmission services, predominantly via xDSL technologies, which grew 21.4%

Strong growth in revenues from the European Broadband project (France, Germany and The Netherlands): 91 million euro in the first quarter of 2005 (+74.4% compared to the first quarter of 2004). In particular, Wireline’s total European customer portfolio reached 763,000 units at the end of April 2005.

EBITDA (operating result before depreciation and amortisation, capital gains/losses and revaluations/writedowns of non-current activities) was 1,993 million euro, up 3.0% compared to the first quarter of 2004 (1,935 million euro), equal to 45.8% of revenues (45.1% in the first quarter 2004). Organic growth, excluding changes to the scope of consolidation and exceptional items, was 3.0%.

EBIT (operating result) was 1,276 million euro, an increase of 2.3% compared to the first quarter of the 2004 (1,247 million euro), equal to 29.3% of revenues (29.1% in the first quarter of 2004). Organic growth was 2.3%.

Capital expenditure totalled 657 million euro, up 96 million euro compared to the same period of 2004. This increase was mainly due to investment in innovative technology and in the European projects.

OLIVETTI

Revenues amounted to 108 million euro, down 31 million euro compared to the first quarter of 2004; excluding the effect of exchange rate variations and changes to the scope of consolidation (with particular reference to the cessation of activities in the USA, Mexico and to Innovis S.pA), organic growth was a negative 20 million euro.

EBITDA (operating result before amortization and depreciation, capital gains/losses and revalutations and writedowns of non-current activities) was a positive 4 million euro, (8 million euro in the first quarter of 2004) and EBIT (operating result) reached breakeven (4 million euro in the first quarter of 2004).  The organic variations for both margins were a negative 7 million euro, as a result of costs associated with the Office Division.

Capital expenditure amounted to 4 million euro and was unchanged compared to the first quarter of 2004.

Headcount on 31 March, 2005, stood at 1,755 units. The 353 unit decrease compared to 31 December, 2004, was mainly due to the removal of the companies Innovis S.p.A. (222 units) and Cell-Tell S.p.A. (112 units) from the scope of consolidation.

§

The Board of Directors today also approved the 2004 Annual Report (Form 20-F), the Balance Sheet prepared in accordance with US regulations, as Telecom Italia is also listed on the New York Stock Exchange.

§

The first quarter 2005 results will be illustrated to the financial community in a conference call tomorrow, Tuesday 10 May, at 16.45 (Italian time).

Journalists can listen to the presentation by calling: +39 06 33168. For those unable to participate in real time the presentation will be replayed at: +39 06 334843 (access code 77271#).

Telecom Italia

Media Relations

Corporate and Wireline press office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relations

CASH FLOW STATEMENTS

(in millions of euro)	notes	1st Quarter 2005	1st Quarter 2004	Year 2004
CASH FLOW ATTRIBUTABLE TO OPERATING ACTIVITIES				
Net income from continuing operations		822	853	2.935
Adjustments to reconcile net income from continuing operations with cash flow generated (absorbed) by operating activities:				
Depreciation and amortisation		1.254	1.135	4.852
Impairment losses/reversals on non-current assets (including equity investments)		(30)	17	446
Net change in deferred tax assets and liabilities		(51)	(60)	866
Capital gains/losses realised on disposal of non-current assets		(65)	(7)	(106)
Share of earnings of equity investments in associates valued using the equity method		(11)	(6)	4
Net change in miscellaneous receivables/payables and other assets/liabilities (I)		(578)	1.041	1.529
CASH FLOW GENERATED (ABSORBED) BY OPERATING ACTIVITIES (A)		**1.341**	**2.973**	**10.526**
CASH FLOW ATTRIBUTABLE TO INVESTING ACTIVITIES				
Investments in tangible assets (II)	1)	(684)	(488)	(3.145)
Investments in intangible assets (II)	1)	(234)	(320)	(1.896)
Investments in other non-current assets (II)		(13.869)	(12)	(871)
Acquisition of equity investments in subsidiaries, net of cash acquired (II)		(2)	-	(1)
Change in financial receivables and other financial assets		(47)	474	304
Consideration collected on the sale of equity investments in subsidiaries, net of cash sold (III)	2)	490	29	43
Consideration collected on the sale of tangible, intangible and other non-current assets (IV)	2)	92	-	452
CASH FLOW GENERATED (ABSORBED) BY INVESTING ACTIVITIES (B)		**(14.254)**	**(317)**	**(5.114)**
CASH FLOW ATTRIBUTABLE TO FINANCING ACTIVITIES				
Net change in financial liabilities	3)	9.281	56	1.352
Consideration collected for equity instruments	3)	91	-	193
Share capital increases/repurchases		-	6	51
Dividends paid to minority shareholders (distribution reserves included)		(15)	(5)	(2.780)
CASH FLOW GENERATED (ABSORBED) BY FINANCING ACTIVITIES (C)		**9.357**	**57**	**(1.184)**
CASH FLOW GENERATED (ABSORBED) BY DISCONTINUED OPERATIONS (D)	4)	**(42)**	**(62)**	**(396)**
AGGREGATE CASH FLOW (E=A+B+C+D)		**(3.598)**	**2.651**	**3.832**
NET CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR (F)		**8.339**	**4.477**	**4.477**
Net effect of foreign currency translation on cash (G)		(27)	(12)	30
NET CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD (H=E+F+G)		**4.714**	**7.116**	**8.339**

(I) Net of the impact of the purchase/sale of equity investments in consolidated subsidiaries
(II) Net of the change in liabilities as a result of the acquisitions
(III) Net of the change in receivables as a result of the sales
(IV) Net of the change in receivables as a result of the sales. The item includes gains/losses relating to the equity investments and excludes gains relating to the activities sold. It includes the repayment of capital and reserves distribution.

(in millions of euro)	notes	1st Quarter	1st Quarter	Year 2004
ADDITIONAL CASH FLOW INFORMATION:				
Income tax paid		29	31	1.476
Interest paid		876	543	2.143
RECONCILIATION OF TOTAL NET CASH AND CASH EQUIVALENT				
NET CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR		**8.339**	**4.477**	**4.477**
Cash and cash equivalent		8.394	4.751	4.751
Banks overdrafts		(237)	(510)	(510)
Discontinued Operations		182	236	236
NET CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		**4.714**	**7.116**	**8.339**
Cash and cash equivalent		5.091	7.382	8.394
Banks overdrafts		(392)	(462)	(237)
Discontinued Operations		15	196	182

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 9th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager